SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Signs Letter of Intent for the Construction of Maintenance Center

São Paulo, January 12, 2005 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-fare, low-cost airline, today signed, in conjunction with the Minas Gerais State government and with the support of Infraero (Brazilian Airport Infrastructure Company), a letter of intent to build a Maintenance Center at the Tancredo Neves International Airport, located in the city of Confins (Minas Gerais State). The project’s development will be based on state-of-the-art technology, including the application of the most modern aircraft repair techniques.

“The construction of a new maintenance center will accommodate GOL’s recent fleet expansion, reduce costs and centralize the Company's aircraft maintenance operations," said Constantino Júnior, GOL’s President. Currently, GOL's fleet is composed of 27 aircraft. In May 2004, GOL signed an agreement with Boeing, announcing the acquisition of up to 43 737-800 Next Generation aircraft, of which 21 aircraft are already firm orders for aircraft that will be delivered between 2006 and 2009, and 22 of which are purchase options.

The construction of GOL’s Maintenance Center will generate 250 jobs, attract new businesses to the region and increase the traffic to the airport. In addition, Tancredo Neves International Airport is one of the best airports in Brazil, with a superior runway, modern navigation instruments, and is primely located in a region with favorable weather conditions. The opening ceremony was held today at Palácio da Liberdade in the city of Belo Horizonte (Minas Gerais State), and was attended by Minas Gerais State’s Governor, Aécio Neves; Minas Gerais State’s Economic Development Secretary, Wilson Nélio Brumer; International Affairs Subsecretary, Luiz Antonio Athayde; President of Minas Gerais State’s Development Bank, Romeu Scarioli; President of Infraero, Carlos Wilson; Vice President of Boeing, John Wojick; and GOL’s President, Constantino de Oliveira Júnior.

About GOL Linhas Aéreas Inteligentes
GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single-class of service. It also has one of the youngest and most modern fleets in the industry that results in low maintenance, fuel and training costs, and therefore high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best cost-benefit service in the market. GOL currently offers service to 37 major business and travel destinations in Brazil and one international destination, with substantial expansion opportunities. In 2005, GOL plans to grow by increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL listed its shares on the NYSE and the Bovespa in June 2004.

For additional information please contact:

Media - International:	Media - Brazil:
Gavin Anderson	MVL Comunicação
Gabriela Juncadella	Juliana Cabrini or Roberta Corbioli
Ph: 212-515-1957	Ph: (5511) 3049-0343 / 0342
e-mail: GJuncadella@GavinAnderson.com	e-mail: juliana.cabrini@mvl.com.br

Investor Relations:
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br (IR section)

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.